Question 77-D
Policies with respect to security investments

Shareholders were asked on January 30, 1998 to approve a change in the Treasury Money Market Portfolio's and Money Market Portfolio's fundamental investment limitations to permit the Portfolios to engage in securities lending. See Proposal #3 in Question 77-C above for the voting results.